Exhibit 99.1

Robot Consulting Co., Ltd. Engages Former bitFlyer Holdings CEO Masaaki Seki as to Advise on Ethereum Investment Strategy and Finance

Tokyo, Japan, September 5, 2025 (GLOBE NEWSWIRE) — Robot Consulting Co., Ltd. (Nasdaq: LAWR) (the “Company” or “Robot Consulting”), a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse, today announced that the Company has engaged Mr. Masaaki Seki, a former representative director of bitFlyer Holdings, Inc. (“bitFlyer Holdings”) and bitFlyer, Inc. (“bitFlyer”), to advise on its Ethereum investment strategy and finance objectives, effective September 1, 2025.

Mr. Seki is a seasoned professional with extensive experience in the fields of finance and cryptocurrency. In February 2020, he joined bitFlyer, a Japanese cryptocurrency exchange, and bitFlyer Holdings, bitFlyer’s holding company, serving as their representative director from April 2022 to March 2023. Earlier in his career, Mr. Seki held roles in trading, risk management and finance, and internal audits at The Industrial Bank of Japan, Mizuho Securities, Deutsche Bank, Nomura Holdings, and SBI Securities.

Mr. Amit Thakur, Director and Chief Executive Officer of Robot Consulting, commented, “We are delighted to welcome Mr. Seki as our advisor on our Ethereum investment strategy and finance objectives. His appointment represents a major step forward in our efforts to drive the adoption of Ethereum. With Mr. Seki’s leadership and proven expertise at bitFlyer, we are confident that this represents another significant milestone in our mission.”

Mr. Masaaki Seki, commented, “I am honored to join Robot Consulting as an advisor at such an exciting time. I believe both blockchain and legal technologies will become the social infrastructure of the next generation. I look forward to contributing to the development of Robot Consulting by drawing on the experience I have gained in banking, securities, and at bitFlyer.”

About Robot Consulting Co., Ltd.

Robot Consulting Co., Ltd. is a Japanese platform service provider focusing on human resource solutions with an intention to expand into legal technology and the metaverse. The Company’s major product, “Labor Robot,” is a cloud-based human resource management system that helps users track employee attendance, manage sales orders, and journalize accounting items. Robot Consulting also assists users with grant and subsidy applications and provides consulting and support services for digital transformation to small and medium-sized businesses. Robot Consulting also aims to create more software and services related to digital transformation, legal technology, and the metaverse. The Company is currently developing “Robot Lawyer,” which will enable users to pose metaverse-related legal questions on certain metaverse platforms through Robot Lawyer’s AI-powered chat interface, search legal precedents through an AI-driven search engine, and access lawyer matching services for further legal consultation. For more information, please visit the Company’s website: https://ir.robotconsulting.net.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Robot Consulting Co., Ltd.

Investor Relations Department

Email: ir@robotconsulting.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com